UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69287

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCI Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue, Suite 2850

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria E. Nodar	305-929-5501	mnodar@bcisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

100 N. Tampa Street Ste. 1700	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)
10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria E. Nodar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bci Securities Inc., as of 12/31/, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALINA ALZAR
MY COMMISSION # HH 324419
EXPIRES: October 23, 2026

Alina Alzar 2/20/26

Signature: Maria Nodar

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bci Securities, Inc.

Statements of Financial Condition as of December 31, 2025 and 2024, including Report of Independent Registered Public Accounting Firm



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Bci Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Bci Securities, Inc. (the Company) as of December 31, 2025 and 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2021.

Tampa, Florida
February 20, 2026

BCI SECURITIES, INC.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENTS OF FINANCIAL CONDITION	3
NOTES TO FINANCIAL STATEMENTS	4

BCI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025 AND 2024

		2025		2024
ASSETS				
Cash and cash equivalents	$	666,244	$	558,105
Receivable from clearing firm		1,125,606		1,763,590
Asset management fee receivable		728,079		539,622
Mutual fund 12b-1 fees receivable		285,505		220,681
Financial instruments owned, at fair value		8,241,029		5,708,854
Deposits with clearing firm		250,000		250,000
Right of use assets		44,092		170,467
Equipment, net of accumulated depreciation		13,156		18,131
Other assets		521,841		398,609
TOTAL	$	11,875,552	$	9,628,059
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable and accrued liabilities	$	482,817	$	620,207
Bonus payable		1,150,437		983,534
Due to related parties		497,266		444,030
Lease liabilities		49,967		192,502
Total liabilities		2,180,487		2,240,273
Commitments and contingencies (note 11)				
STOCKHOLDERS' EQUITY				
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10		10
Additional paid-in capital		49,855,894		49,855,894
Accumulated deficit		(40,160,839)		(42,468,118)
Total stockholders' equity		9,695,065		7,387,786
TOTAL	$	11,875,552	$	9,628,059

See accompanying notes to the financial statements.

BCI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones ("Bci Chile"), and Bci Asesoria Financiera S.A. ("Bci AF") (Bci Chile and Bci AF, individually or jointly "Parent"), both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is currently registered to operate as a broker-dealer in the states of Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Wyoming, and in the Commonwealth of Puerto Rico. In addition, the Company is registered with the Securities Exchange Commission as a Registered Investment Advisor.

In addition, the Company is registered as a Representative Office in Colombia. The registration was a country requirement to solicit Colombian investors locally. The Parent company, Bci Chile, also has a Bank Representative Office in Colombia which may result in referral business.

The Company is authorized to engage in:

- Broker or dealer retailing corporate equity securities over the counter (foreign and domestic) in an agency capacity;
- Broker or dealer retailing corporate debt securities (foreign and domestic) in an agency and/or principal capacity;
- Broker or dealer of U.S. government securities;
- Broker or dealer of foreign sovereign debt;
- Mutual fund retailer, including 529 Plans;
- Investment advisory services;
- Put and call broker or dealer;
- Sales of hedge funds (foreign and domestic);
- Broker involved in a networking, kiosk, or similar arrangement with a bank, savings bank or association, or credit union;
- Proprietary trading;
- Private placements of securities, not including oil, and gas;
- Municipal securities broker or dealer;
- Chaperone foreign broker-dealers pursuant to Rule 15a-6 in the distribution of research produced by foreign broker-dealers;
- Chaperone foreign broker-dealers pursuant to SEA Rule 15a-6 in the execution of securities transactions.

As of December 31, 2025, the Company has 60 registered associated persons including direct employees and contractors, of which 49 are involved in direct sales with direct contact with customers when conducting the Company's business activities, including the immediate supervisors of such persons. As of December 31, 2025, the Company had six (6) Branch offices open, and two offices of supervisory jurisdiction ("OSJ").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company may enter into networking arrangements with banks, savings banks, or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide the Company's products and services at registered offices within banking institutions.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the fair value of financial instruments.

Newly Adopted Accounting Principles — In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures ("Topic 740"), which enhances the transparency of income tax disclosures by requiring more detailed information about the company's effective tax rate reconciliation and income taxes paid. The Company implemented Topic 740 as of January 1, 2025 on a retrospective basis. The Company was not materially impacted as a result of the newly adopted accounting principle.

Financial Instruments Owned — Financial instruments owned are stated at fair value (see Note 3 - Fair Value).

Receivable from Clearing Firm, Asset Management Fees Receivable and Mutual Fund 12b-1 Fees Receivable — Receivables from principal transactions and commissions are reported in receivable from clearing firm in the Statement of Financial Condition. Receivables from trailing fees are reported in mutual fund 12b-1 fees receivable. Receivables from principal transactions, commissions, asset management fees and trailing fees are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. Accordingly, the Company has not provided an allowance for credit losses on receivables as of December 31, 2025.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses — The Company follows the accounting standard for credit losses ("Topic 326"). Topic 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Due to the daily settlement of the Company's transactions, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. An allowance for credit losses for revenues receivables was not deemed necessary at December 31, 2025 and 2024.

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment —Equipment is recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Leases — The Company accounts for leases that are longer than one year on the Statements of Financial Condition which results in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability are measured initially using the present value of the remaining rental payments. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. In addition, the Company elected to separate non-lease components from lease components.

Fair Value of Financial Instruments —The fair values of financial assets (other than financial instruments owned) and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2025 and 2024, the Company has not recorded any unrecognized tax benefits in the accompanying Statements of Financial Condition.

Reclassifications — Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

2.   **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, asset management, and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6 - Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment expenditure for segment assets totaled $629 and $3,532 for the years ended December 31, 2025 and 2024, respectively.

3.   **FAIR VALUE**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned measured U.S. government securities are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Accordingly, U.S. government securities are generally categorized in level 2 of the fair value hierarchy.

FAIR VALUE (continued)

Securities owned measured at fair value on a recurring basis include the following:

December 31, 2025

	Level 1	Level 2	Level 3
Financial Instruments owned:			
U.S. Treasury bills	$ -	$ 8,241,029	$ -

December 31, 2024

	Level 1	Level 2	Level 3
Financial Instruments owned:			
U.S. Treasury bills	$ -	$ 5,708,854	$ -

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable.

There were no liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024.

4. **LEASE COMMITMENTS**

The Company rents office space from an affiliated company (see Note 5 - Related-Party Transactions) under an operating sublease agreement expiring in 2026. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment.

As of December 31, 2025 and 2024, the Company reported ROU assets of $44,092 and $170,467 and lease liabilities of $49,967 and $192,502, respectively.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2025 is as follows:

Weighted average remaining lease term in years 0.33

Weighted average discount rate for operating leases 6.07%

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

LEASE COMMITMENTS (continued)

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2025:

2026	$ 50,346
Total minimum lease payments	50,346
Less: Imputed Interest	(379)
Present value of lease liabilities	$ 49,967

5. **RELATED-PARTY TRANSACTIONS**

The Company engages in transactions with related parties under common ownership, including BCI Asset Management ("BAM"), BCI Miami Branch ("Bci MB"), BCI Corredor de Bolsa ("BCB"), and City National Bank ("CNB"), primarily related to asset management, referral, investment and products services, expense sharing, and occupancy arrangements. These transactions are conducted pursuant to contractual agreements, recognized in the accompanying financial statements based on the nature of the services provided, and amounts due to or from related parties are generally settled monthly or quarterly.

The following are amounts due to related parties at December 31:

	2025	2024
BAM	$ 10,000	$ 10,000
CNB	84,861	105,901
BCB	176,102	168,237
Bci MB	226,303	159,892
Due to balances, net	$ 497,266	$ 444,030

6. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. The Company's minimum net capital requirement is $250,000 pursuant to SEC Rule 15a-6.

On December 31, 2025, the Company's regulatory net capital, as defined, was $8,124,036 which was $7,874,036 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 26.3%. On December 31, 2024, the Company's regulatory capital, as defined, was $6,170,521 which was $5,920,521 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 33.5%.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

7.   EQUIPMENT

Equipment consisted of the following:

	2025	2024
Furniture and fixtures	$ 50,565	$ 49,936
Office equipment	76,122	76,122
Less: Accumulated depreciation	(113,531)	(107,927)
Total equipment, net	$ 13,156	$ 18,131

8.   INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2025 and 2024 are presented below:

	2025	2024
Deferred tax assets:		
Net operating loss carryforwards - Federal	$ 9,833,907	$ 10,372,557
Startup costs	292,315	345,463
Unrealized gain on securities	2,689	4,013
ROU asset/Lease liability	1,489	5,584
Fixed assets	1,980	575
Gross deferred tax assets	10,132,380	10,728,192
Valuation allowance	(10,132,380)	(10,728,192)
Deferred tax assets (net of valuation allowance)	-	-
Deferred tax liabilities	-	-
Net deferred tax assets	$ -	$ -

INCOME TAXES (continued)

As of December 31, 2025, the Company has approximately $2,799,000 of Federal and State net operating loss carryforwards expiring in 2036 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $36,002,000 net operating losses not subject to expiration. Their utilization is limited to 80% of the future taxable income of the company.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2022.

For the years ended December 31, 2025 and 2024, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. FULLY DISCLOSED CLEARING AGREEMENT

The Company has a fully disclosed clearing agreement (the "Agreement") with Pershing LLC ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing. The deposit amounted to $250,000 as of December 31, 2025 and 2024 and is recorded in deposits with clearing firm in the Statements of Financial Condition.

10. **COMMITMENTS AND CONTINGENCIES**

Litigation

The Company is subject to various legal proceedings, regulatory inquiries, and claims that arise in the normal course of business. These matters may result in potential losses, including settlements, fines, penalties, and damages.

The Company assesses the likelihood of a loss and records a liability when a loss is probable and can be reasonably estimated. For matters where a loss is reasonably possible but not probable, or where the amount of loss cannot be reasonably estimated, the Company does not record a liability but discloses the nature and potential impact of such matters. In the opinion of management, the outcome of these proceedings will not have a significant effect on the Company's financial position or results of operations.

11. **EMPLOYEE BENEFIT PLAN**

The Company has implemented a 401(k) retirement plan. Employees who are 21 years of age and who have completed three months of service are eligible to participate as of the first day of the calendar month following the completion of three months of service. The Company matches employee contributions up to 5% of employee compensation.

12. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 20, 2026. The Company has not identified any additional events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2025.